CONFERENCE CALL TRANSCRIPT

CAT – Q2 2006 CATERPILLAR INC. EARNINGS CONFERENCE CALL

EVENT DATE/TIME: JUL. 21.2006/11:00AM ET

C O R P O R A T E   P A R T I C I P A N T S

Mike DeWalt
Caterpillar Inc. - IR

Jim Owens
Caterpillar Inc. - CEO

Dave Burritt
Caterpillar Inc. - VP, CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

David Raso
Citigroup - Analyst

Ann Duignan
Bear Stearns - Analyst

Jamie Cook
Credit Suisse - Analyst

Scott Macke
Robert W. Baird - Analyst

Gary McManus
JPMorgan - Analyst

Andrew Obin
Merrill Lynch - Analyst

Alex Blanton
Ingalls & Snyder - Analyst

Joel Tiss
Lehman Brothers - Analyst

Seth Weber
Banc of America - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to the Caterpillar second-quarter 2006 earnings release conference call. At this time all participants have been placed on a listen-only mode and we will open the floor for your questions and comments following the presentation. It is now my pleasure to turn the floor over to your host, Mike DeWalt. Sir, the floor is yours.

Mike DeWalt - *Caterpillar Inc. - IR*

Thank you. Good morning and welcome to Caterpillar's second-quarter conference call. I'm Mike DeWalt, the Director of Investor Relations. This call is copyrighted by Cat Inc. Any use, recording or transmission of any portion of this call without the express written consent of Caterpillar Inc. is strictly prohibited. If you'd like a copy of today's call transcript you can go to the SEC filings area of the investor section of the cat.com website where later today they'll be filed as an 8-K. They're also available on the SEC's website.

In addition, certain information we'll be discussing today is forward-looking and involves material uncertainties that could impact expected results. A discussion of those uncertainties is included in the Safe Harbor statement included in our Form 8-K filed today with the SEC.

Today I'm pleased to have our Chairman and CEO, Jim Owens, and our CFO, Dave Burritt, with me on the call. And Jim will kick off this morning's discussion.

Jim Owens - *Caterpillar Inc. - CEO*

Thank you, Mike. Earlier this morning we reported a spectacular quarter with profit per share up 41% from last year. It was the best quarter in our history and our first quarter had sales and revenues over $10 billion. Our first-quarter profit exceeded $1 billion. Both of these are significant milestones that we are very proud of.

For the first half sales and revenues were right at $20 billion; profit per share of $2.72 per share and our ROS was 9.4%. And here's an interesting bit of trivia -- our profitability as expressed by ROS was the best first half for the last 40 years. We had to go all the way back to 1966 to find better profitability. And remember, in 1966 we didn't have things like today's level of post-retirement benefits and the expensing of stock options.

This morning we also raised our outlook for 2006 with profit per share now expected to be in a range of $5.25 to $5.50 per share. And in our release we made a point about how we see this cycle. We're not giving specific guidance on 2007 yet -- that will come with our third-quarter release, but overall we do not see 2006 as the peak for the industries we serve. The underlying fundamentals remain positive and some industries -- like mining, energy and infrastructure development -- are particularly strong and probably will be for some time to come.

Housing in the U.S. is weaker, but it's not collapsing. 2006, while down from 2005, should still be the best -- the third-best year for housing starts in the U.S. since 1978.

Before I turn this back to Mike I'd like to take the opportunity to thank our employees, our dealers and our suppliers who are all going the extra mile to take care of our customers. This has been a sustained and unprecedented period of rapid growth for our company. And our team is staying focused on performance improvements and sound cost management. No one here is resting on our laurels and we certainly and sincerely appreciate the commitment to continuous improvement that all of us are exhibiting. It bodes well for our future.

Bottom-line, we had a suburb second quarter. We raised our outlook for the full year and we don't see 2006 as a peak.

Mike DeWalt *- Caterpillar Inc. - IR*

Thanks, Jim. As Jim said, second quarter was the best in our history for sales and revenues. It was $10.6 billion, up 13% from the second quarter of 2005. Of the increase in sales and revenues, $809 million was on higher physical volume; $384 million was price realization; and financial products revenues were $73 million higher.

As you look at the volume increase, $563 million was machinery and $246 million was for engines. Profit in the second quarter was $1.046 billion and profit per share was $1.52 and, as Jim said, up 41% from a year ago. I know many of you follow our machinery and engine operating profit and in the quarter it was $1.421 billion and M&E operating profit was up 51% from a year ago. As a percent of sales it climbed to 14.3%, up from 10.7% a year ago. The profit pull through from machinery and engines, that's the change in operating profit divided by the change in sales, was 41% in the second quarter.

For the first half of the year sales were almost spot on $20 billion, up about 13%, and profit per share was $2.72, up 44% from the first half a year ago. As Jim said, that was a great quarter but it doesn't mean that we don't have work to do. Delivery times for many of our machines and engines are longer than we and our customers and dealers would like and we're working to increase production. Core operating costs increased in the quarter $229 million and I'm sure you have questions about that so I'll address it now.

Of the increase about $102 million was manufacturing related. The increase was primarily due to higher period manufacturing costs to support higher sales, things like factory and equipment, repairs and maintenance and tooling. And in addition, we're spending on programs to help increase our production capacity. Material cost, which we've talked quite a bit about over the past couple of years, were not a significant factor in the quarter and were about flat quarter over quarter. SG&A was up $59 million, but as a percent of sales it was about flat. R&D expenses were up compared with the second quarter of a year ago. We have significant programs in the pipeline and, as we expected and have talked about over the last few quarters, we do expect R&D to the up this year.

Let's turn to cash flow for a moment. Not only has 2006 been a great year for profit, our machinery and engines' operating cash flow more than doubled first half to first half. Machinery and engines' operating cash flow was $1.970 billion in the first half, up over $1 billion from the first half of 2005. Year-to-date we've used $2.4 billion of cash to buy back 33.3 million shares of Cat stock.

We're investing in growth, we used 5.3 million of those shares plus about $425 million in cash to acquire Progress Rail which closed on June 19th and first half CapEx was over $500 million. We paid $335 million in dividends through the first half and we raised our quarterly dividend rate 20% to $0.30 a share at the June Board meeting.

Jim touched on the outlook and I'll just add a little more color. We expect 2006 to be in a range of $5.25 to $5.50 a share, that's up from the prior outlook of $4.85 to $5.20. And at the midpoint we're up from $5.03 in the prior outlook to $5.38.

Another interesting statistic -- at the midpoint of the new range, similar to the first half example that Jim gave, ROS would be the best year for any full year since 1966. To put 1966 into perspective -- that was three years before man walked on the moon but unfortunately 20 years since the Cubs last appeared in the World Series; and as a Cub fan that's a statistic I track.

In terms of the sales and revenues outlook, we do have a positive view of the overall world economy and particularly for the industries we serve. There's an extensive review of the underlying factors in the sales outlook section of this morning's release. We expect sales and revenues to be up in a range of 12 to 15% versus 2005. At the middle of that range that's $41.2 billion and includes about $600 million for Progress Rail in the second half.

Internally in 2006 we are focused on execution -- improving operating consistency and excellence throughout our factories to drive better quality, better asset utilization, shorter lead-times for our dealers and customers and lower cost. We need to continue to work on increasing production at a number of our facilities, particularly those producing large machines and engines. And we're introducing a number of new products in 2006 and we're preparing now for new machine and engine introductions in 2007 and 2008 including the next generation of ACERT engines.

To use one of Jim's favorite words, today we have a spectacular quarter to talk about and celebrate and tomorrow we have a lot of work to do. Because as good as the quarter was, we have plenty of room to improve and we're all about execution with Six Sigma.

One last thing before we move to the Q&A -- mark your calendars for November 2nd and November 3rd. We'll be hosting an analyst meeting at our large engine facility in Lafayette, Indiana. It should be a great meeting. For those of you that can make it, on the evening of the 2nd we'll host an informal dinner, a Lafayette plant tour and we'll show off some of our new products. On the morning of the 3rd we'll talk about our business, new products and we'll update you on how we're doing relative to our strategy and the 2010 goals that we discussed with you in New York last year. We'd expect to wrap up the day on the 3rd at about noon.

Also we'll help with the logistics a bit between our Lafayette facility and the O'Hare and Indianapolis airports. We've also blocked hotel rooms for the night of the 2nd in Lafayette. You should all receive invitations directing you to our registration website within the next couple of days. Give myself or Angela or Jennifer a call if you don't receive an invitation; sometimes this kind of thing gets intercepted by e-mail filters.

Okay, we're ready to move on to the Q&A portion of the call. In the interest of time and fairness, please limit your questions to one plus a follow-up. And we are ready for the first question.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). David Raso.

David Raso *- Citigroup - Analyst*

Citigroup. Good morning. My question is about the second-half guidance. Looking at strictly the equipment company, the second-half sales growth is implied to be a little bit faster than the first half, roughly 14% versus the 13% in the first half. But the implied margins are about 100 basis points lower year-over-year. And while we understand pricing, the gains year-over-year will be a little bit less and Progress Rail -- I guess you may be coming in at maybe below average company margins. But the mix as reflected in the numbers you put up today looked like they should if anything be getting better as the year goes on. Can you help square that for me, please?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, David, this is Mike. There are a lot of factors that are affecting the sales mix first half to second half. A common thought that people have, and this is absolutely true, is that housing in the U.S. is weakening a little bit. There are other factors involved as well, though. In the second half of the year we should be shipping a ton of truck engines. We're starting to see a pre buy and so that will be a big factor in the second half of the year. The mix between engines and machines is slanted more towards engines in the back half of the year.

In addition, we'll be shipping -- despite the slowdown a little bit in housing there are some small products that we'll actually be shipping quite a bit more like backhoe loaders. So from a mix standpoint first half to second half, I wouldn't count on it getting a lot better. Also, if you look at first half of the year versus second half of the year, historically our costs -- our overhead costs are a little bit higher in the second half. We have a phenomenon that at the end of the year we have a little higher than average expenses in the fourth quarter and then the first quarter is a little light -- a lot of work that gets done towards the end of the year. So I think that's why the rate of profitability first half to second half is declining a little bit.

Jim Owens *- Caterpillar Inc. - CEO*

David, I think you hit on -- this is Jim Owens -- on it also being that the price comparisons versus a year ago, the latter half of the year all the price increases that we announced in '04 and '05 were fully in effect so the relative comparisons are just a lot thinner than they were in the first half.

David Raso *- Citigroup - Analyst*

Jim, dig into that a little bit, though. The pricing -- obviously Cat got ahead of the industry a bit and a lot of your dealers obviously have told you quite often we've gotten pretty far above the rim versus the competition. You already made it clear that you're not going to have another midyear price increase, but as the markets weaken a bit in North America for [compact] have we had to readdress the second half at all on pricing when it even comes to maybe increasing some incentive programs? Or are we still holding with the pricing that was put in in January and no real fundamental change through the rest of '06?

Jim Owens *- Caterpillar Inc. - CEO*

I think the answer is we're still fundamentally holding, David. We were behind the curve early on because we honored a price commitment that we made to our dealers and customers, so we didn't get prices up early in this cycle as we would like to have done. The last couple of increases we preannounced so we didn't have quite as much overhang of orders that we had to honor at lower prices. I think there's been a lot of noise in the industry on price, but generally speaking I think most of our competitors have followed our price leadership, and I don't see much change in the second half.

David Raso *- Citigroup - Analyst*

And lastly, related to that, on the pricing for the second half and your comment about '07, meaning '06 not a peak. The order book that you're seeing extending into '07, is the mix and the confidence in '07 -- is the order book reflecting an improving mix where the demand is larger machines continuing to show order books extending well into '07?

Jim Owens *- Caterpillar Inc. - CEO*

Well, certainly we have some of the strongest order backlogs we've had in modern history in the larger end of our machine and engine and turbine product line. So we like all of our products, but the larger end is doing a little better in terms of the strength of the order backlog. And the key market segments that we serve that we have been highlighting that we think have continued strength -- like mining, global oil and gas and other energy sectors like coal and the Canadian tar sands -- all tend to be relatively large end of the line oriented.

Mike DeWalt *- Caterpillar Inc. - IR*

David, this is Mike. I just kind of wanted to go back for a second to pricing and add one more point. Without having announced a big general price increase in the middle of the year, we have raised our price realization guidance for the full year twice this year. We started out our original outlook that came out at the beginning of the year was for $1.1 billion, last quarter we upped that to $1.3 million, and today we updated that to $1.5 million. So what we thought we would have to do to hold market position, that picture is improving.

David Raso *- Citigroup - Analyst*

Thank you very much.

Operator

Ann Duignan.

Ann Duignan *- Bear Stearns - Analyst*

Bear Stearns. I wonder if you could comment a little bit on a couple of things, just your volume -- shipping is going to accelerate I think in the back half of the year. I think volume was up 8% in the first quarter, 9% in the second and 10% in the back half. Is that just a function of you becoming more efficient and the backlog declining or is the backlog staying steady? And if you could give us a sense of backlog build, is that declining in the back half of the year? Is this just efficiencies that are coming through finally and you're picking up the pace with some -- reducing some of those lead-times and taking down some of those managed distribution products?

Mike DeWalt *- Caterpillar Inc. - IR*

This is Mike, Ann. A couple of points about that. One, it kind of depends upon which -- we did have an outlook range from 12 to 15% for the year. So I'll kind of address my comments around the midpoint. As Jim said, we have a very strong order backlog, particularly with large machines and engines. One other factor in the back half of the year that's positive for overall volume is Progress Rail.

So we continue to have a decent backlog and good fundamental underlying business for everything, although, again, U.S. housing is weakening a little bit. And now in the second half of the year, in addition to that, we have our acquisition of Progress Rail that's helping out sales in the back half of the year as well. So I think, again, we have a sales range for the full year. So we're giving ourselves a little leeway in the range.

Jim Owens *- Caterpillar Inc. - CEO*

Ann, maybe just to add a little more color to that. I'd say we're continually focused on eliminating bottlenecks in the supply chain be they in-house machining or heat treat or with key suppliers and gradually inching up our capacity and ability to ship. So we're making I'd say steady but good progress on that front. So you'll see a little acceleration on that front. But the order backlogs and the managed distribution, particularly for mining equipment, the larger end of our engine product range will still be on managed distribution for the rest of the year. So it's a function of really how many we can ship, not do we have the orders.

Ann Duignan *- Bear Stearns - Analyst*

Okay. So if we look at those 65 models that are still under managed distribution, those are primarily large mining equipment and large engines?

Jim Owens *- Caterpillar Inc. - CEO*

It's the whole midrange of our machine product line and all of our large engine product line. And we think a substantial portion of that will still be on managed distribution at the end of the year.

Ann Duignan *- Bear Stearns - Analyst*

And just to remind us, at Progress Rail I think you had said at about $600 million in revenues for the back half of the year. Margins at about 6.5%, is that what we should think of? And isn't that going to be a drag on operating leverage that we'll have to take note of going forward?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes. We've not made extensive disclosures on Progress Rail's profitability. We said that for the year it would be slightly positive and we still believe that and that's what's included in our outlook in terms of profit. But it is a very fair assessment that -- our operating profit for machinery and engines this quarter was over 14% and for Progress Rail it's certainly less than that -- quite a bit less than that.

Ann Duignan *- Bear Stearns - Analyst*

Quite a bit if you look at the reporting from last year. And just (multiple speakers)

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I think last year we said their last year's was about 7%.

Ann Duignan *- Bear Stearns - Analyst*

Right. Just a quick follow-up then on your share count. What was your share count at the end of the quarter? And taking that share count through the back half of the year, what kind of an earnings impact will that have?

Mike DeWalt *- Caterpillar Inc. - IR*

Just a couple of points on that. The basic average which was in the release was I think 762, the ending was actually -- or 672 -- the ending was actually 655 million basic not fully diluted. And I think that our share buyback plans for the year haven't changed dramatically. We tend not to telegraph what we're going to do ahead of time. But we have bought 33 -- a little over 33 million shares back so far this year. If you want the exact number I'll pull it out maybe later this afternoon, but it was 655 million something.

Ann Duignan *- Bear Stearns - Analyst*

I think if I throw that into my model, if I use the ending for the back half of the year versus the average for last quarter I get an impact of about $0.07 in the back half of the year which contributes to the upside to earnings.

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I would say our outlook anticipates our expectations for what we're going to do with share buyback and dilution and such.

Ann Duignan *- Bear Stearns - Analyst*

Okay. And share repurchases should continue at some pace in the back half of the year?

Mike DeWalt *- Caterpillar Inc. - IR*

We'll not telegraph that actually.

Ann Duignan *- Bear Stearns - Analyst*

Okay. Maybe opportunistically.

Mike DeWalt *- Caterpillar Inc. - IR*

Yes.

Ann Duignan *- Bear Stearns - Analyst*

Okay. I'll get back in queue. Thank you.

Operator

Jamie Cook.

Jamie Cook *- Credit Suisse - Analyst*

Credit Suisse First Boston. I guess my first question, when you look at the price realization in EAME -- within that division, you look at the markets that you serve there -- I mean Africa/Middle East you're saying they have the best economic growth, Europe is improving, yet when I look at your price realization it's somewhat low. So I guess I'm just trying to figure out what your strategy is, whether we should expect that to improve throughout the year especially with what seems to be an improving European environment?

Jim Owens *- Caterpillar Inc. - CEO*

That's a great question, Jamie. In fact, since we released our first outlook for '06 earlier in the year, we took a little bit of heat on price realization. Again, thankfully we're up about $400 million for the year since the first outlook. But one of the points that we highlighted was that while industries and business is good and strong overall we have a lot of tough competition and in particular for smaller machines and in Europe.

And I think in the price realization numbers for EAME machines that you're talking about this morning, I think you're seeing that. That's exactly what we were talking about earlier in the year. It's sales in -- if you look at Europe overall, the growth over the last few years has not been as significant as it has in all the other regions and the market there has been tighter. And that's I think reflected in today's price realization numbers.

Jamie Cook *- Credit Suisse - Analyst*

But I'm assuming if the market were to continue to improve that you would probably get more aggressive on price?

Mike DeWalt *- Caterpillar Inc. - IR*

We would hope so.

Jim Owens *- Caterpillar Inc. - CEO*

I would think, Jamie, it's kind of a function of what the competitive environment will allow us to do. So we've tried to provide some price leadership in that market. It's, as Mike said, an intensely competitive small machine market in Western Europe and we intend to maintain our market position and work with our dealers to be sure we do so. So we're responsive to competitive environments that we encounter around the world in the different product lines.

Jamie Cook *- Credit Suisse - Analyst*

Okay, great. And then my follow-up question, if you looked at Volvo's release this morning, they put out a -- for the second quarter a unit sales forecast which including North America and heavy equipment it was down 3%. Compact equipment was down 9%. So I guess when you look at unit sales down I guess an average of 7% and your sales in North America for machinery was up about 13% -- I'm just trying to figure out the discount whether, one, you agree with your unit sales forecast and if not, why?

Mike DeWalt *- Caterpillar Inc. - IR*

Jamie, I didn't hear -- who was that did you say?

Jamie Cook *- Credit Suisse - Analyst*

Volvo.

Mike DeWalt *- Caterpillar Inc. - IR*

Volvo. Well, we're happy to hear that we're up and Volvo is down. That would be my first comment.

Jamie Cook *- Credit Suisse - Analyst*

Well, it's a market forecast of unit sales. So is that share gains, that's what I'm -- you know.

Mike DeWalt *- Caterpillar Inc. - IR*

If you look at our expectations for the full year for North America they're still pretty positive. In fact, we do a breakdown by region for the midpoint of our outlook and we still see it as pretty positive. In the U.S. we have definitely slower growth or declines in the housing, but infrastructure and roads and non residential construction and mining, those are all still really good segments for us.

I wonder if you're looking at Volvo, maybe they're not as strong in those big segments or maybe they're not talking about mining as well. Maybe they're a little more exposed to housing than we are. I don't know, I don't -- I didn't do any analysis on their report this morning, but --.

Jim Owens *- Caterpillar Inc. - CEO*

Well, Jamie, just maybe to add a little color to that, we're certainly keeping a finger on the pulse of all of our retail sales to users, our dealers sales, dealer inventory levels and we're going to work hard to be sure we manage well with slowing markets and take production down to respond to those as opposed to continuing to ship and overstock dealer inventories that results in future problems as we try to manage through cycles more effectively than we have in the past.

So that's a very important part of our strategy. We're working very closely with our dealers and marketing companies in that regard, each of our product managers -- and I think that's going to be very helpful to us managing through future cycles.

Jamie Cook *- Credit Suisse - Analyst*

But you're not seeing any significant difference in marketshare?

Jim Owens *- Caterpillar Inc. - CEO*

Well, that's a linking datapoint for us anyway. We don't know of any big significant movements in marketshare -- relative market shares in the United States. We just know basically what our sales are doing and with the lag factor we get the industry statistics, we figure out how we've done relative to all competitors.

Jamie Cook *- Credit Suisse - Analyst*

Great, thank you very much.

Operator

Robert McCarthy.

Scott Macke *- Robert W. Baird - Analyst*

This is actually Scott Macke in for Rob -- of Robert W. Baird. Just a -- I was struck by an earlier comment. Did I hear correctly, you expect to sell or ship more loader backhoes in the back half of the year?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, we had production delays in the first half and we're going to catch up and ship some more in the back half.

Scott Macke *- Robert W. Baird - Analyst*

And is there an element to that or maybe to I guess more typical or lighter construction equipment? Is there a certain amount of that demand or an incremental amount of that demand that's going to the Cat rental fleet in terms of replenishment?

Mike DeWalt *- Caterpillar Inc. - IR*

You know, I think that was the real factor in that's offsetting the demand for small machines which you normally think about in housing would be nonresidential construction. I don't have the stats, Scott, in front of me on rental, but I don't know of any particular issue that dealers have with rental, so I wouldn't expect anything way off mark.

Jim Owens *- Caterpillar Inc. - CEO*

Mike, I think you hit on an important point. We had a new product introduction; our E series backhoe loaders came out in the first quarter with a short quality hold on shipment of those units. We wanted to have them exactly right before they shipped to dealers and that resulted in a rundown in dealer inventories for those models in the first few months of the year with very strong order backlog for those units now to replenish that pipeline. I think we've got terrific new product. So that results in the shipment pattern that we're seeing for backhoe loaders for the year.

Scott Macke *- Robert W. Baird - Analyst*

And I guess along the same vein and to follow-up on Jamie Cook's question with respect to the Volvo data and compact equipment down 9%, construction equipment I believe down 7%. And you made mention of -- I think it's slowing growth is the term that you used from the U.S. residential market. Are you still seeing growth in sales to those markets or are we now seeing year-over-year declines?

Mike DeWalt *- Caterpillar Inc. - IR*

First, just a couple of statistics on housing so we can kind of clear this up a little bit. Housing starts last year were a little over 2 million in the U.S. In the first half of the year, the first half of the year, housing starts rose at a rate of about 2 million again.

Housing starts in June were about 1.85 million, and so our forecast for the full year for the U.S. that you will see in the outlook section is about 1.9 million. So that means they can drop from June's rate of about 1.85 down to about 1.8 for the rest of the year and we can still hit our expectations for the year. I just -- before I answer the question directly I just wanted to say that -- and we have been trying to get this point across -- housing is down year-over-year. Housing starts last year were over 2 million. Our expectation is 1.9 for the year.

Hours sales and into the U.S. housing market are likely to be down, but it is not a disaster. It is not collapsing. As Jim mentioned in his opening comments, this is likely to be the third-best year. If it comes in at 1.9, it is still likely to be the third-best year for U.S. housing starts since 1978. So it is down overall and remember when we talk about housing, too, a lot of this focuses on U.S. but more than half of our overall sales are outside the U.S. I think in other parts of the world housing is actually doing pretty well.

Scott Macke *- Robert W. Baird - Analyst*

Thank you.

Operator

Gary McManus.

Gary McManus *- JPMorgan - Analyst*

JPMorgan. Good morning, everybody. Mike, I think you're going to have to wait another year for the Cubs.

Mike DeWalt *- Caterpillar Inc. - IR*

Yes, I agree.

Gary McManus *- JPMorgan - Analyst*

A question for Jim is historically cash -- Caterpillar used most of their cash to return to shareholders through dividends and share repurchases. You just raised the dividend. You accelerated the share repurchase, but you made the biggest acquisition I think you have made since Perkins in buying Rail Progress for $1 billion.

Do you see use the anything on the near-term on the radar screen acquisitions of a similar size of Progress Rail? This is going to be something that you're going to look to grow the Company through acquisitions maybe to a greater degree than what has been done historically?

Jim Owens *- Caterpillar Inc. - CEO*

I think that the short answer to that is no. I mean, we certainly are going to continue to invest -- to grow and support our growth. We will look opportunistically for adjacent space growth opportunities where we think there's very good value for our shareholders. We're very committed to being disciplined to fully meeting those hurdle rates we have for financial expectations and what we think our shareholders want us to invest in. But our growth as we've laid it out with our vision does not anticipate large acquisitions (multiple speakers) they'll be incremental to the growth strategies that we've outlined.

Gary McManus *- JPMorgan - Analyst*

Okay. Just getting back to kind of the second-half outlook; if I'm doing my math right, using the midpoints of your guidance, you expect operating margins in the second half of the year to be below the first-half level of 13.6%. I come up with a second-half margin around 12% or so. So I'm trying to square, what do you see out there that's going to cause margins to be down in the second half versus the first half? I recognize year-over-year the price increases could diminish, but I don't think pricing is going to diminish in the second half versus the first half or is that what you're saying?

Mike DeWalt *- Caterpillar Inc. - IR*

I think the single biggest difference between first half and second half is cost for us. Again -- and I kind of mentioned this earlier, we have a little bit of a seasonality pattern in some of our overhead costs. We tend to close out a lot of programs and spend a little bit more in the fourth quarter and then the first quarter tends to be a little bit lighter in terms of cost. So we'll probably have higher cost in the second half of the year than the first half of the year.

Your comment on pricing is by and large pretty close to on the money. We don't have any price increases for the second half of the year -- any general price increases. So second half of the year won't be materially different than the first half of the year, although I think we probably do have a slightly higher expectation for sales variances in the second half of the year, nothing very big but a little bit.

Gary McManus *- JPMorgan - Analyst*

And just last question just quickly. As you know, it looks like you're going to have the best operating margins Caterpillar has had in some time in '06. Let's assume we're not at the peak, we've got further growth. What kind of ability does Caterpillar have to show significant margin improvement? Are we getting close to being at kind of high levels there?

Mike DeWalt *- Caterpillar Inc. - IR*

That's a very good crystal ball looking into the future question. And I think that where we're at just say in the current year, 9.4% for the first half and roughly 9% at the midpoint of the outlook range for the full year. That's higher than the last peak in the '90s, it was higher than the peak in the '80s, it was higher than the peak in the '70s and you had to go back, as we said earlier, to 1966.

So despite the expensing of stock options and really the change in the mix of what we sell. Back in the '60s and even in the late '90s we didn't have a compact machine line, for example -- you know, the skid steers, the mini excavators, the mini wheel loader. So we've expanded our product line a lot. Some of it ends up in the products that are lower margin. We didn't have small engines in the '80s and the '70s, the Perkins size product.

So actually I think that on the whole idea of peak margins, we have really delivered here. And as Jim said before, we certainly don't think the industries that we serve are at a peak in 2006. When we get into the, as Jim mentioned, into the third quarter I think we'll be in a position to talk maybe a little bit more forward-looking than we are today. But so far what we've done in this business cycle I think has been pretty positive and probably beyond the expectations of what many people would have thought and we're pretty excited about it.

Jim Owens *- Caterpillar Inc. - CEO*

Actually we're pleased to say hitting the return targets that we established for ourselves a few years ago for 2006. And they were bold goals at the time; I'm very pleased with those. I do think that in terms of return on sales type profitability metrics that sort of 9-10 is kind of the peak of what you'll see; the competition out there after all is pretty good.

Our focus is going to be on growing our topline sales result, improving our turns and our return on assets employed I think will -- and return on capital overall can continue to improve. But in terms of an ROS number, we're probably getting pretty close to peak numbers. So look for topline sales growth and continued performance improvement in terms of return on invested capital.

Gary McManus *- JPMorgan - Analyst*

Great. Thanks for the comments.

Operator

Andrew Obin.

Andrew Obin *- Merrill Lynch - Analyst*

Merrill Lynch. A couple of questions. You are giving us more disclosure by segment and region and I really appreciate it and I hope it doesn't go away once things slow down. But can you give us a little bit more color on Asia-Pacific volume growth? I understand that you've highlighted Indonesia as one of the weaknesses, but I'm just surprised that Indonesia alone can drag it down 3 percentage points as what my calculations indicate.

Mike DeWalt *- Caterpillar Inc. - IR*

Generally speaking, if you were to hold -- and you're right, we did comment on Indonesia -- if you were to pull that out we had pretty solid growth elsewhere in the region. Coal mining in Australia is a great market right now. China is actually doing pretty well if you look at quarter-to-quarter and first half to first half. The decline really was around Indonesia quarter-to-quarter. We have a big operation, a big dealer; Indonesia is generally speaking a pretty good market for mining and forestry. And it was down and that is what took Asia down for us.

Andrew Obin *- Merrill Lynch - Analyst*

So it's something specific to Indonesian mining and forestry business in particular?

Mike DeWalt *- Caterpillar Inc. - IR*

Yes. I mean, when you get to mining, too, particularly when you isolate it to a country, it can frequently be affected by which dealers or which customers took delivery of particularly big orders for mining product in a quarter. So sometimes, particularly in areas where the big product, the big turbine products or the big mining product is important to a particular country or region, you can really get timing effects in there related to that as well.

Andrew Obin *- Merrill Lynch - Analyst*

The second question I have on pricing, we are expecting price to moderate in the second half, as comps get tougher. Could you give us a sense by region -- now that you break out pricing by region -- where would we see whether you think pricing will stay more stable and what do you think will see more sort of deterioration as the year goes on? I guess what are the toughest comps?

Mike DeWalt - *Caterpillar Inc. - IR*

We haven't yet -- and I'll just go back to your original comment, Andrew. We did add a little more transparency to our actual reported results. We did break out the engine sales by region this time. And we are committed to transparency. On the outlook, we're not to the point yet where we're providing specific profit or price guidance by region, so I'll kind of not tell you that.

But I will say that we have talked about a lot -- Europe being a tough market -- more concentration of small machines, a lot of regional competitors. Our price realization for Europe in the first half of the year was the lowest for any region. And I don't think conditions there -- I mean, while the economies are improving and the outlook is reasonably positive I think the competitive issues there are still in full force.

Andrew Obin - *Merrill Lynch - Analyst*

Well, let me just ask another question then. Would you guys ever consider selling engines for automotive market to follow Cummins and Navistar, the same strategy where they sell to light truck manufacturers now that you have some spare capacity available?

Mike DeWalt - *Caterpillar Inc. - IR*

If you think about us as an engine manufacturer in terms of diesels if the get outside of automotive, we're the big guy on the block. And so the question -- have we ever thought about it? I've been in the engine business a long time and I can tell you we've thought about it a lot. You run the numbers and you look at it, but it's really never made -- it's never looked like it's made sense for us and so we've not entered into that business.

But we're always out looking at, as Jim said, adjacent space. And if it looked like it made sense and we could make a lot of return there and it would be a good thing for us we'd certainly look at it. But being an automotive supplier, generally speaking you can probably ask the Delphi and (technical difficulty) this, but it's not the highest margin business out there normally.

Andrew Obin - *Merrill Lynch - Analyst*

Thank you very much. I appreciate it.

Operator

Alex Blanton.

Alex Blanton - *Ingalls & Snyder - Analyst*

Ingalls & Snyder. Great quarter. I wanted to ask a little bit more about the shortage situation. I know this was touched on earlier, but first I'm interested in getting a sense of how much it can contribute as you reduce shortages and raise production to next year's sales over and above normal growth? I mean, this is back on stuff that you would presumably be delivering this year but can't. I mean, is that going to be a significant amount added to next year's sales, 2007?

Mike DeWalt *- Caterpillar Inc. - IR*

I think we want to try to avoid talking about 2007 very much. We don't have any guidance for the year out there. But what I will say is our view -- Jim mentioned it earlier -- we don't think we're at the peak, the industries that we serve. We've talked a lot about us trying to raise our production capability and we're certainly out there doing that now or trying to do that now. In fact, part of the reason that volume is up this year is because on many of those products we're able to ship more because we were in that position last year.

Jim Owens *- Caterpillar Inc. - CEO*

Alex, I think there are a few specific models. I think there are 3500, 3600 engines, new C-175 where we're working hand in glove with our key suppliers and there are some real bottlenecks there to taking capacity out. We've almost tripled production since back in the 2002 time frame, so I've got to give our team a tremendous amount of credit for what they've done. But we do have order backlogs there that suggest we will be essentially selling everything we can build and ship for the next couple of years.

So that's a relatively few models, but they are kind of at the larger end -- pretty attractive end of the spectrum for us. And we would ship a lot more of those this year if we had capacity. So in some areas like that you're correct. It's a relatively few number of models but they tend to be large high-end high margin products. So we're pretty pleased about that part of what we'll be entering '07 with. But as we've said, that's about all we want to say about '07 at this point.

Dave Burritt - *Caterpillar Inc. – VP, CFO*

We can give you some more update November 2 and 3 in Lafayette on these kinds of things, these bottleneck issues and what we're doing to take some of the pain away.

Jim Owens *- Caterpillar Inc. - CEO*

The bottlenecks tend to be on the machine side over in the crank shaft and machining and the things that are longer lead-time adjustments for incremental capacity. And we and the suppliers have questions about the sustainability of these levels of volume over the long haul, therefore about reticence about investment, but we're working that issue. The same with the machines and mining products, tires -- still tends to be a constraint sometimes. And there are other selected components that the supply base is running right at capacity on it. We're working very closely with them to expand that capacity and help them with what we see as a pretty strong cycle that's got a few more years to run.

Alex Blanton *- Ingalls & Snyder - Analyst*

Is that true in tires, for example, reticent to expand capacity?

Jim Owens *- Caterpillar Inc. - CEO*

They have been. I think that reticence is getting behind us and we see incremental -- we've gotten some improvements up through the midrange, the larger end of the midrange product is the large mining and truck tires. It's going to be '08 before we get all the release that I think we and the mining industry needs. But some significant increments of capacity have now been committed to by the industry. We've been working closely with them on that.

Alex Blanton *- Ingalls & Snyder - Analyst*

Given this, is the backlog growing at all? I mean, are orders keeping pace with sales or -- I know you're going to have a big backlog at year-end, but is it going to be smaller than it is now?

Mike DeWalt *- Caterpillar Inc. - IR*

Alex, this is Mike. We don't actually disclose backlog, but I'll give you a couple of data points that could help you. We do put out on our site the trailing three-month dealer statistics. And I think last month the trailing three was at about I think 9% roughly and that's about what are volume increase was for the quarter, 9%. So I think our volume is tracking pretty close to the dealer statistics.

Jim Owens *- Caterpillar Inc. - CEO*

Quite frankly, Alex, I don't look at the order board as a very good indicator of future for anything in the small, midrange size of our product range. It's the retail sales to users that's important and being sure that we're keeping a good handle on managing dealer inventories, not letting them get out of line. The large equipment -- large engines, large turbines and mining-related equipment -- we have extended visibility of need and that backlog is staying fairly stable at a high level.

Alex Blanton *- Ingalls & Snyder - Analyst*

Great. One more question. On the multi terrain loaders, the rubber track machines, is the same thing true as is true with the backhoe loaders? You're going to have better shipments in the second half? Can you comment on that?

Mike DeWalt *- Caterpillar Inc. - IR*

Alex, I'm afraid I don't have information that small in detail of a level and probably -- that's a level of detail that we probably wouldn't comment much on. It's not material at all in the context of $40 billion. Probably a lot more material to ASP than us.

Alex Blanton *- Ingalls & Snyder - Analyst*

Definitely. That's why I'm asking. Okay, thanks very much.

Operator

Joel Tiss.

Joel Tiss *- Lehman Brothers - Analyst*

I'm still at Lehman Brothers. Two questions. One, can you talk a little bit -- maybe a little more color on the power gen industry on a global basis, what are some of the factors there? It seems like it's slowing down but there's still good demand and so I'm just a little fuzzy there. Thank you.

Mike DeWalt *- Caterpillar Inc. - IR*

It's generally speaking pretty good, particularly for the bigger product. It's things like data centers, are a driver, the nonresidential construction is a driver. You put up a new factory or building or retail space and frequently it includes backup power. So all of those are positive factors. Frankly on the big end of it, sort of the 3500 side, 3600 side of, as Jim said, we can't produce enough. The supply is constrained for us particularly on the big end. So it's a very good market and we could probably sell more if we could give more 3500s out of Lafayette.

Joel Tiss *- Lehman Brothers - Analyst*

Okay. And then can you give us a little bit more on your plans for the Class 5 to 7 engine business and then maybe some timing? Like what are you guys thinking about; what you're going to do with that business eventually?

Mike DeWalt *- Caterpillar Inc. - IR*

That's a great question, Joel. We did try to address that in Q&A; I don't know the exact number of the question. But in the Q&A we tried to specifically address that. The good news about this is we have plenty of warning. We have plenty of warning -- actually I think it was question 8 in the Q&A. We did have plenty of warning on this so we have time to work the cost base. This one's not a temporary situation like the decline in Q1 for heavy-duty. That's an emissions timing related change. I'll tell you, we're still working on specifically what we're going to do and my guess is if we see you in Lafayette in November we'll probably talk more about it then.

Jim Owens *- Caterpillar Inc. - CEO*

Well, we do have, Mike, very specific wins for our (indiscernible) manufacturing operations in terms of converting that into more of a marine center. And I think our manufacturing teams have come up with some very creative ideas on how to minimize the impact of this shift in business, if you will, on our employee base and to continue to make good utilization of our manufacturing assets. So I think they've got some very solid plans in place.

Joel Tiss *- Lehman Brothers - Analyst*

Okay. And just a quick follow up. Can you guys talk a little bit about the flexibility that you're building into your system? It seems like the number of employees has them up a lot and your outlook longer term is still very positive. So how do you balance building in permanent cost versus more flexible and can you just give us a sense of what's going on there? Thank you.

Jim Owens - *Caterpillar Inc. - CEO*

Great question and you might recall from our Vision 20/20 strategy discussions last year, trough, as we call it, is one of our seven critical success factors. We're just in the process now of going through annual strategic review discussions with each of our profit center business units and service divisions and we're spending a substantial amount of time on cost flexibility and their ability to manage cyclical fluctuations in the future.

I must say I'm very encouraged by the robustness of the plans that we have in place everywhere. Managing the upturn has been an important part, improving our cost structure and being sure that we have cost flexibility regardless of whether it's classified as period or variable cost from an accounting context, but managing to be sure that we have the cost flexibility to address any cyclical fluctuations and sustain substantially better profitability in any future cyclical downturn that we had in the past is a very, very important part of our business strategy, getting a tremendous amount of attention from our team and I'm confident that we'll see those results when the time comes.

And it's a matter of when I know, but we don't think it's real soon now. But even a by sector, you'll see us I think be very responsive to what's going to happen in heavy-duty in the first truck engines in the first half of next year and we're preparing for what the downturn may occur in U.S. housing next year. But again, I think we've got a balanced, diversified portfolio and every single business unit on point to be sure we sustain the best possible results with any slowing in different segments.

Dave Burritt - *Caterpillar Inc. – VP, CFO*

Along those same lines, you mentioned headcount. The reality is year-over-year it's about 10,000 higher number of people. But we have to remember, half of that is from acquisitions and Progress Rail chipped in about 3,700 here just (inaudible).

Joel Tiss - *Lehman Brothers - Analyst*

All right, thank you.

Operator

Seth Weber.

Seth Weber - *Banc of America - Analyst*

Banc of America. Mike, just going back, you made a brief comment a few minutes back that China looks pretty good. Can you give us any color there, what you're seeing, is it on the Machinery side, the engine side? And just kind of remind us what the strategy is going forward, whether it's acquisitions, joint ventures, etc.? It sounds like or it looks like you made some investments in the service part of the business there and as well as the development. Thank you.

Mike DeWalt *- Caterpillar Inc. - IR*

Boy, that's open ended, Seth. That's actually a great intro. Actually the machine business in China was pretty good in the second quarter versus a year ago and the half versus a year ago. If you look at our strategy going forward, actually I think we don't have enough time to go into all of it. But it's certainly an important market to us. We see long-term above-average as compared to the rest of the world growth potential there.

We are there right now producing excavators and tractors and motor graders. We have an interest in a state -- or not a state-owned, but an indigenous wheel loading manufacturer, Shandong Engineering Machinery. Services and putting in the entire Cat business model in China is important to us. We have Cat Financial there; we have Cat logistics there. We have Cat Reman opening a facility there. We have strong dealers with a wide presence. It's an important and growing market and we don't see any reason why we can't participate in that going forward.

Jim Owens *- Caterpillar Inc. - CEO*

I was going to supplement what Mike had to say, but he covered it so thoroughly there's not much to add. We have talked -- just one thing -- we talked a little bit about acquisitions. We're still discussing and exploring that possibility. We do expect to more than double our sales within a five-year time frame there. It's one of our critical success factors because we've got a lot of expansion of our presence if you will with additional investments going on in a number of ventures that are already underway in China. And as Mike said, the key is it's a holistic business model.

We're developed -- we're spending a lot of time and energy developing our dealer networking capability, our product support capabilities, sales coverage, adding to our manufacturing base and capacity in all of the existing investments that we have in place and gradually adding additional capacity and model coverage to the country. And we're working on a couple of acquisitions -- relatively small on the scale of the enterprise -- to augment our productline there that I think we'll see come to fruition within the next two years and that will be important parts of our very highly integrated strategy there.

Mike DeWalt *- Caterpillar Inc. - IR*

Well, we are -- I'm sorry, Seth, I talked over you. Do you have a follow up?

Seth Weber *- Banc of America - Analyst*

So it sounds like that you believe that what's going on there is really more than just kind of a buildup ahead of the Olympics and some of the other intermediate-term events that are occurring, it's more just a long-term trend.

Mike DeWalt *- Caterpillar Inc. - IR*

I think that our long-term view of China is that it's going to have well above-average growth, very robust growth over the next 20 years. But we do recognize that it could be volatile. We could have years with spectacular growth and then they put the skids on it. So we're not trying to suggest that every year is going to be double-digit growth or at the high end of the spectrum, but we're there for the long haul and we do see long-term growth.

I hate to cut it off here, but we're at the end of our time. Thank you very much for being on the call with us today; it's been a pleasure sharing our second-quarter results and our improved 2006 outlook. And remember to block your calendars for November 2nd and 3rd. Thank you very much.

Operator

 Thank you, ladies and gentlemen. This does conclude today's conference call. You may disconnect your phone lines at this time and have a wonderful day. Thank you for your participation.